

HEALTHIER CHOICES MANAGEMENT CORP.

October 2022 – LD Micro Main Event XV Conference Information Deck

Forward Looking Statements

The information contained herein, while obtained from sources we believe to be reliable, is not guaranteed as to accuracy or completeness. This Presentation is for information only and does not constitute an offer to sell or a solicitation to buy the securities referred to herein. No securities regulator or stock exchange has reviewed or accepted responsibility for the adequacy or accuracy of this Presentation. All figures in United States dollars unless indicated otherwise.

This Presentation contains certain "forward looking statements" and "forward-looking information", as defined under applicable United States and Canadian securities laws, concerning anticipated developments and events that may occur in the future.

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include risks related to, the ability to obtain financing at acceptable terms, the impact of general economic conditions, risks related to supply chain and labor disruptions, failure to retain or obtain sufficient products, the effects of increased competition from our market competitors and new market entrants, the impact of the global uncertainty created by COVID-19, future relations with shareholders, pandemics, natural disasters, currency fluctuations, interest rates, risks associated with doing business in foreign countries, the ability of management to implement HCMC's operational strategy, the ability to attract qualified management and staff, labor disputes, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits; and the additional risks identified in the "Risk Factors" section of the Company's reports and filings with the U.S. Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those described in the forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements are made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. If HCMC does update one or more forward-looking statements, no inference should be made that it will make additional updates with respect to those or other forward-looking statements.

This Presentation also contains future-oriented financial information and financial outlook information (collectively, "FOFI") about future revenue and sales which are subject to the same assumptions, risk factors, limitations and qualifications as set forth in the above paragraphs. FOFI contained in this Presentation was made as of the date of this Presentation and was provided for the purpose of providing further information about HCMC's anticipated future business operations. HCMC disclaims any intention or obligation to update or revise any FOFI contained in this Presentation, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this Presentation should not be used for purposes other than for which it is disclosed herein. Such future-oriented production information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such outlook or information should not be used for purposes other than for which it is disclosed in this Presentation.

HCMC AT A GLANCE

- HCMC Current Company Status
  - Overview of Financial Position – End of 2022 Q3
  - Status Post - Green's Acquisition
  - Brick and Mortar Natural & Organic Health Food Grocery Stores
  - Healthy Choice Wellness Centers
  - Online Stores
  - Our IP Suite –Patent Infringement and Q-Cups®

- HCMC/NewCo Spinoff

- HCMC/NewCo Strategy moving forward



HCMC Company Status End of Q3

- Annualized revenue approximately $28M

- 2022 – Record breaking 9 months revenue $17M up 67.5% from $10M in 2021

- 2022 – Gross Margin for 9 months increased by $1.8M for a record breaking total of $6.2M up 42.5% from approximately $4.3M in 2021

- 2022 – Record breaking 3rd Quarter revenue of $5.8M up 77% from $3.3M in 2021

- 2022 – Gross Margin for 3rd Quarter increased by $0.5M for a total of $1.9M up 35.7% from $1.4M in 2021

- * 2022 Of the $1.9M 3rd Quarter adjusted Ebitda loss approximately $900k due mostly to non-recurring expenses



HCMC
HEALTHIER CHOICES MGMT CORP
a publicly traded company (HCMC) • www.HCMC1.com

HCMC Company Status Post Green's

Annualized projected revenue approximately $60M



- Company has liquid cash reserves of approximately $13M
- Company has additional restricted cash of $13.25M –



Total in excess of $26M on the balance sheet

- Market Cap is approximately $51M
- 14 Brick and Mortar Natural & Organic Health Food Grocery Stores
- 3 Healthy Choice Wellness Centers
- Online Stores including TheVitaminStore.com and TheQcup.com
- Patent Suite – 16 issued patents in the U.S. and Canada





Green's Natural Foods

Mother Earth's Storehouse Natural Food & Vitamin Centers

ADA'S NATURAL MARKET LOCAL • ORGANIC • FRESH

Paradise health & nutrition



Green's Natural Foods



- 8 locations comprised of:
  - 4 stores in central & southern NJ
  - 4 stores throughout Westchester County, NY

- Store highlights include:
  - Extensive Vitamin and Supplement selection
  - Grocery department featuring a wide selection of natural and organic products.
  - 100% Organic Juice Bar
  - 100% Fresh Organic Produce
  - Daily prepared Grab & Go options
  - Café Menu including made to order salads, wraps and sandwiches.







Mother Earth's Storehouse

- Two Stores in Hudson Valley, NY:
  - Flagship store located in Kingston.
  - Satellite store located in Saugerties.
- Store highlights include:
  - Extensive Vitamin and Supplement selection
  - Complete Food Service offerings:
    - Fresh Grab & Go (Salads, Wraps, Sandwiches)
    - Deli case
    - Salad bar
    - Café menu
  - Fresh Bakery
  - Robust Bulk section
  - 100% Organic Juice Bar
  - 100% Fresh Organic Produce







MOTHER EARTH'S
Cafe AND Deli
SANDWICHES • SOUPS • SALADS
Lunch & Dinner
TO-GO

FRESH ORGANIC PRODUCE
GARLIC

Mother Earth's
STOREHOUSE
Natural Food & Vitamin Centers



HCMC
HEALTHIER CHOICES MGMT CORP
a publicly traded company (HCMC) • www.HCMC1.com

Paradise Health & Nutrition

- Three locations in north, central and southern Melbourne, FL
- Store highlights include:
  - Extensive Vitamin and Supplement selection
  - Robust Grocery department with a focus on natural and organic products.
  - 100% Organic Juice Bar
  - 100% Fresh Organic Produce
  - Store offers national brands but works diligently to promote and feature local providers.







Paradise
health & nutrition

natural Factors
FISH OIL LIKE NO OTHER
KAL
Trouble SWALLOWING PILLS?





Ada's Natural Market

- Located in Fort Myers, FL

- Store highlights include:
  - Extensive Vitamin and Supplement selection
  - Complete Food Service offerings:
    - Fresh Grab & Go (Salads, Wraps, Sandwiches)
    - Deli case featuring ready to heat meal options
    - Salad bar
    - Olive bar
  - Greenleaf Grill Restaurant
  - Robust Bulk section
  - 100% Organic Juice Bar
  - 100% Fresh Organic Produce







Healthy Choice Wellness Centers



- Three current locations in:
  - Fort Lauderdale, FL
  - Boston, MA,
  - Chicago, IL

- Primary services include IV Hydration Therapy and Intramuscular Injections.
  - Our menu consists of 13 IV drips targeting specific goals such as energy, rejuvenation, weight control and immunity.
  - Our 12 shots focus on enhancing vitamin levels such as vitamin B12, D3, Glutathione and Ascorbic Acid.



Our IP Suite

- 16 patents in the U.S. and Canada
  - Primary focus on vaping, safer vaping, and processes of manufacture of a synthetic/ imitation nicotine made from the areca fruit

- Selective Manufacturing

- Q-Cup® - Colorado, California,

  Maine





Reasons for NewCo Spinoff

- Increase shareholder value

- Market reactions to the growth of our "Healthier" acquisitions has been flat
  - Stock Price has remained the same
  - Volume has not significantly increased

- Additional growth to this sector under the HCMC vehicle is not adding shareholder value

- Providing a new vehicle which we anticipate will be listed on a major U.S. Exchange can allow the Healthy Assets currently owned by HCMC to be valued based upon their worth, separate and apart from HCMC and its patent infringement lawsuit against Phillip Morris.

- 100% of NewCo initially issued stock will be given to HCMC shareholders as a dividend based on ownership on a record date to be set. (Subject to conditions)

NewCo Spinoff

- It is anticipated that NewCo will be listed on a major U.S. Exchange and will be comprised of what will be the former assets of HCMC including:
  - 14 brick and mortar Natural and Organic health food stores,
  - Online vitamin store,
  - 3 wellness centers, and
  - Approximately $3M of HCMC cash reserves

- NewCo has commitments from institutional investors for $13.25M upon listing

- Annual revenue is projected to be approximately $60M based on current stores

- NewCo expects to be cash flow positive upon listing

HCMC/NewCo Strategy Moving Forward

HCMC

- Grow our IP suite through R&D

- Protect and monetize our IP through patent infringement enforcement and licensing

- Expand sales of our Q-Cup® products through distribution and licensing

- Expand offering of patented products

NewCo

- Growth and expansion through M&A in our existing business lines as well as in accordance with our "Healthier" mantra

- Continue to open very scalable Healthy Choice Wellness Centers throughout the U.S. and innovatively market them, ie. Recent signing of Jeremy Swayman, NHL All Rookie Team Boston Goalie.